As filed with the Securities and Exchange Commission on May 20, 2021

Registration No. 333-255456

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

REGISTRATION STATEMENT

UNDER SCHEDULE B OF

THE SECURITIES ACT OF 1933

REPUBLIC OF INDONESIA

(Name of Registrant)

Name and Address of Authorized Representative in the United States:

Chief Representative of Bank Indonesia New York

Bank Indonesia New York

25/F, 200 Vesey Street,

New York, New York, 10285

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

Felipe Duque, Esq. Allen & Overy (Asia) Pte Ltd 50 Collyer Quay #09-01 OUE Bayfront Singapore 049321	Jason T. Elder, Esq. Thomas Kollar, Esq. Mayer Brown 16th – 19th Floors Prince’s Building 10 Chater Road Central, Hong Kong SAR

Approximate date of commencement of proposed sale to the public:

From time to time after the Registration Statement becomes effective. The securities being registered herein are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)(4)
Debt securities and/or warrants	U.S.$10,000,000,000	100%	U.S.$10,000,000,000	U.S.$1,091,000

(1)	Estimated for purposes of determining the registration fee.
(2)	Exclusive of accrued interest, if any.
(3)

A registration fee of $94,122.70 was previously paid in connection with the registration on the registrant’s registration statement no. 333-223441 filed on March 5, 2018 of $756,005,600 aggregate principal amount of debt securities that remain unissued as of the date of filing of this registration statement. Pursuant to Rule 457(p) under the Securities Act of 1933, the total registration fee of $1,091,000 due under this registration statement has been offset by the aforementioned fee of $94,122.70, resulting in a total payment of $996,877.30 in connection with the filing of this registration statement. The registrant also made a payment of $52,631.01 on December 22, 2020, which had not been applied to any registration statement and remained in the registrant’s account balance with the Securities and Exchange Commission. The registrant applied such balance of $52,631.01 to this registration statement and paid the remaining fee of $944,246.29.

(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains a prospectus, consisting of a cover page, table of contents, numbered pages i through iv and 1 through 33, relating to the debt securities and/or warrants to purchase debt securities of the Republic of Indonesia (“Indonesia” or the “Republic”), with a maximum aggregate principal amount of up to US$10,000,000,000 or the equivalent thereof in one or more other currencies or currency units.

The debt securities and/or warrants may be offered from time to time pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933 as separate issues of debt securities and/or warrants on terms and in the manner to be specified in prospectus supplements to be delivered in connection with each such offering.

The Republic may circulate the current description of Indonesia included as Exhibit D to its annual report on Form 18-K (which has been incorporated by reference into the prospectus) together with the prospectus.

CROSS REFERENCE SHEET

Between Schedule B of the Securities Act of 1933 and the Prospectus

Schedule B Item	Location in Prospectus
1.	Cover Page
2.	Use of Proceeds**
3.	Cover Page/Description of the Securities**
4.	*
5.	*
6.	**
7.	Authorized Representative in the United States
8.	**
9.	**
10.	Plan of Distribution**
11.	***
12.	Validity of the Securities
13.	***
14.	***

*

Additional information is included in the Republic of Indonesia’s annual report on Form 18-K filed with the Securities and Exchange Commission, as amended from time to time and incorporated by reference herein.

**	Information to be provided from time to time in prospectus supplements to be delivered in connection with the offering of debt securities and/or warrants to purchase debt securities.
***	Information included in Part II to this registration statement or as an exhibit hereto or to be filed by one or more amendments to this registration statement.

The information in this prospectus is not complete and may be changed. We may not issue the securities offered in this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 20, 2021

Republic of Indonesia

Debt Securities and/or Warrants

The Republic of Indonesia (the “Republic” or “Indonesia”) may from time to time offer and sell its securities, including its debt securities, in amounts, at prices and on terms to be determined at the time of sale and provided in supplements to this prospectus. The Republic may offer debt securities in exchange for other debt securities or that are convertible into new debt securities. The Republic may offer securities having an aggregate principal amount of up to U.S.$10,000,000,000 (or the equivalent in other currencies). The securities will be direct, general, unconditional and unsubordinated obligations of the Republic, for which the full faith and credit of the Republic is pledged. The securities rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness (as defined below) of the Republic. It is understood that this provision shall not be construed so as to require the Republic to make payments under the securities ratably with payments being made under any other public external indebtedness of the Republic.

The indenture under which the debt securities will be issued contains provisions commonly known as “collective action clauses.” Under these provisions, which differ from the terms of the Republic’s public external indebtedness issued prior to January 8, 2015, modifications affecting the reserve matters listed in the indenture, including modifications to payment and other important terms, may be made to a single series of debt securities issued under the indenture with the consent of the holders of 75% of the aggregate principal amount outstanding of that series, and to two or more series of debt securities issued under the indenture either (x) with the consent of holders of 75% of the aggregate principal amount of the outstanding debt securities of all the series affected by the proposed modification (taken in aggregate) if the modification is uniformly applicable; or (y) with the consent of the holders of 66 2/3% of the aggregate principal amount outstanding of all series of debt securities that would be affected and 50% in aggregate principal amount outstanding of each affected series of debt securities.

The Republic may sell the securities directly, through agents designated from time to time or through underwriters. The names of any agents or underwriters will be provided in the applicable prospectus supplement.

This prospectus may not be used to make offers or sales of securities unless accompanied by a supplement. You should read this prospectus and the prospectus supplements carefully. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on the front of those documents.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is [●]

ABOUT THIS PROSPECTUS

This prospectus provides you with a general description of the securities the Republic may offer under the “shelf” registration statement it has filed with the Securities and Exchange Commission (the “SEC”). Each time the Republic sells securities covered by this prospectus, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information contained in the prospectus supplement. You should read both this prospectus and the accompanying prospectus supplement, together with additional information described below under the heading “Further Information.”

i

ENFORCEMENT

The Republic is a sovereign nation. Consequently, it may be difficult for holders of debt securities to obtain or enforce judgments against the Republic. The Republic has irrevocably waived, to the fullest extent permitted by law, any immunity, including foreign sovereign immunity, from jurisdictions in which it might otherwise be entitled, in any action arising out of or in relation to the debt securities, which may be instituted by the Trustee (as defined herein) or a holder of any debt securities in any New York state or federal court sitting in the Borough of Manhattan, the City of New York.

The Republic’s waiver of immunity is a limited and specific waiver for the purposes of the debt securities and the Indenture (as defined herein) and under no circumstances should it be interpreted as a general waiver by the Republic or a waiver with respect to proceedings unrelated to the debt securities or the Indenture. Furthermore, the Republic specifically does not waive any immunity in respect of:

•	actions brought against the Republic arising out of or based upon U.S. federal or state securities laws;

•	attachment under Indonesian law;

•	present or future “premises of the mission” as defined in the Vienna Convention on Diplomatic Relations signed in 1961;

•	“consular premises” as defined in the Vienna Convention on Consular Relations signed in 1963;

•	any other property or assets used solely or mainly for governmental or public purposes in the Republic or elsewhere;

•	military property or military assets or property or assets of the Republic related thereto; and

•	assets or property forming part of the cultural heritage of the Republic and/or Bank Indonesia.

Because the Republic has not submitted to jurisdiction or waived its sovereign immunity in connection with any action arising out of or based on United States federal or state securities laws, it will not be possible to obtain a judgment in the United States against the Republic based on such laws unless a court were to determine that the Republic is not entitled to sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976 (the Immunities Act) with respect to such actions. The Republic may assert immunity to such actions or with respect to the property or assets described above. Investors may have difficulty making any claims based upon such securities laws or enforcing judgments against the property or assets described above.

The Republic has appointed the Chief Representative of Bank Indonesia New York as its authorized agent upon whom process may be served in any action arising out of or based on the debt securities. Such appointment is irrevocable until all amounts in respect of the principal and interest, due or to become due on or in respect of the debt securities, have been paid by the Republic to the Trustee or the Paying Agent or unless and until a successor has been appointed as the Republic’s authorized agent. The Republic has agreed that it will at all times maintain an authorized agent to receive such service, as provided above. The Chief Representative of Bank Indonesia is not the agent for receipt of service of process for actions under the United States federal or state securities laws.

The Republic is subject to suit in competent courts in Indonesia. However, the Law on State Treasury (Law No. 1 of 2004, dated January 14, 2004) prohibits the seizure or attachment of property or assets owned by the Republic. Furthermore, a judgment of a non-Indonesian court will not be enforceable by the courts of Indonesia, although such a judgment may be admissible as evidence in a proceeding on the underlying claim in an Indonesian court. Re-examination of the underlying claim de novo would be required before the Indonesian court.

FORWARD-LOOKING STATEMENTS

Forward-looking statements are statements that are not about historical facts, including statements about Indonesia’s beliefs and expectations. These statements are based on current plans, estimates and projections, and therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Some of the statements contained in (i) this prospectus, (ii) any prospectus supplement, (iii) any pricing supplement to a prospectus supplement and (iv) the documents incorporated by reference in this prospectus, any prospectus supplement or any pricing supplement are forward looking. They include statements concerning, among others:

•	the Republic’s economic, business and political conditions and prospects;

•	the Republic’s financial stability;

•	the depreciation or appreciation of the Rupiah;

•	changes in interest rates; and

•	governmental, statutory, regulatory or administrative initiatives.

The Republic undertakes no obligation to update publicly any of them in light of new information or future events, including changes in Indonesia’s economic policy or budgeted expenditures, or to reflect the occurrence of unanticipated events.

Forward-looking statements involve inherent risks and uncertainties. The Republic cautions you that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to:

•

adverse external factors, such as high international interest rates and recession or low growth in the Republic’s trading partners. High international interest rates could increase the Republic’s current account deficit and budgetary expenditures. Recession or low growth in the Republic’s trading partners could lead to fewer exports from the Republic and, indirectly, lower growth in the Republic;

•

instability or volatility in the international financial markets. This could lead to domestic volatility, making it more difficult for the Government to achieve its macroeconomic goals. This could also lead to declines in foreign direct and portfolio investment inflows;

•

adverse domestic factors, such as a decline in domestic savings and investment, increases in domestic inflation, high domestic interest rates and exchange rate volatility. Each of these factors could lead to lower growth or lower international reserves; and

•

other adverse factors, such as adverse oil price movements, climatic or seismic events, international or domestic hostilities, infectious disease outbreaks or pandemics, political uncertainty and delays in implementing and realizing infrastructure projects and economic policies.

DATA DISSEMINATION

Indonesia subscribes to the IMF’s Special Data Dissemination Standard, which is designed to improve the timeliness and quality of information of subscribing member countries. This standard requires subscribing member countries to provide schedules, referred to as the “Advance Release Calendar”, indicating, in advance, the date on which data will be released. For Indonesia, precise dates or “no-later-than-dates” for the release of data are disseminated three months in advance through the Advance Release Calendar, which is published on the Internet under the IMF’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the IMF’s Dissemination Standards Bulletin Board. The internet website for Indonesia’s Advance Release Calendar and metadata is located at https://dsbb.imf.org/sdds/country/IDN/advance-release-calendar-base. Neither Indonesia nor any agents or underwriters acting on behalf of Indonesia in connection with the offer and sale of securities, as contemplated in this prospectus, accept any responsibility for information included on that website, and its contents are not intended to be incorporated by reference into this prospectus.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, the Republic will use the net proceeds from the sale of the debt securities for the general purposes of the Republic, including to partially fund its general financing requirements.

DESCRIPTION OF THE SECURITIES

This prospectus provides a general description of the debt securities and warrants that the Republic may offer. Each time the Republic offers securities, the Republic will provide a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the updated information in the prospectus supplement.

This section of this prospectus is only a summary of the material provisions of the debt securities and the Indenture and it does not contain all of the information that may be important to you as a potential investor in the debt securities. The Republic urges you to read the Indenture for a complete description of its obligations and your rights as a holder of the debt securities. Copies of the Indenture are available for inspection free of charge at the corporate trust office of the Trustee.

Debt Securities

The debt securities will be issued pursuant to the Indenture dated as of December 11, 2017 between the Republic, Bank Indonesia, The Bank of New York Mellon, as trustee, and other parties named therein (as amended from time to time, the “Indenture”). The Republic has filed the Indenture and forms of debt securities with the Securities and Exchange Commission (“SEC”). The following description summarizes some of the terms of the debt securities and the Indenture.

General Terms

The prospectus supplement relating to any series of debt securities offered will include specific terms relating to the debt securities of that series. These terms will include some or all of the following:

•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•	the maturity date or dates;

•	the interest rate, which may be fixed or floating, the date from which interest will accrue, the interest payment dates and record dates for interest payment dates;

•	the form of debt security (global or certificated);

•	any mandatory or optional sinking fund provisions;

•	any provisions that allow the Republic to redeem the debt securities at its option;

•	any provisions that entitle the holders to repayment at their option;

•	the currency in which the debt securities are denominated and the currency in which the Republic will take payments;

•	the authorized denominations;

•	a description of any index the Republic will use to determine the amount of principal or any premium or interest payments; and

•	any other terms that do not conflict with the provisions of the Indenture.

The Republic may issue debt securities in exchange for other debt securities or that are convertible into new debt securities. The specific terms of the exchange or conversion of any debt security and the debt security for which it will be exchangeable or to which it will be converted will be described in the prospectus supplement relating to the exchangeable or convertible debt security.

The Republic may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. The Republic may also issue debt securities that have floating rates of interest but are exchangeable for fixed rate debt securities. The Republic will describe the applicable U.S. federal income tax consequences that may be associated with an investment in a series of debt securities and other relevant considerations in the prospectus supplements for these offerings.

The Republic is not required to issue all of its debt securities under the Indenture and this prospectus, but instead may issue debt securities other than those described in this prospectus under other indentures and documentation. That documentation may contain different terms from those included in the Indenture and described in this prospectus.

Status

The debt securities will be direct, general, unconditional and unsubordinated obligations of the Republic, for which the full faith and credit of the Republic is pledged. The debt securities will rank without any preference among themselves and equally with all other unsubordinated Public External Indebtedness (as defined below) of the Republic. It is understood that this provision shall not be construed so as to require the Republic to make payments under the debt securities ratably with payments being made under any other Public External Indebtedness.

Payment of Principal and Interest

The Republic will make payments to the registered holders of the debt securities. While the debt securities are held in global form, holders of beneficial interests in the debt securities will be paid in accordance with the procedures of the relevant clearing system and its direct participants, if applicable. Neither the Republic nor the Trustee nor any Agent shall have any responsibility or liability for any aspect of the records of, or payment made by the relevant clearing system or its direct participants in making payments to holders of the debt securities from the funds they receive.

For purposes of this section, “Business Day” means any day except Saturday, Sunday or any other on which commercial banks in New York City, Jakarta, or the city where the relevant paying or transfer agent is located are authorized or obligated by law, regulation or executive order to be closed. In any case where the date of payment of the principal, interest or premium, if any, on the debt securities is not a Business Day, then such payment will be made on the next succeeding Business Day, and no interest on the debt securities will accrue as a result of the delay in payment.

If the money that the Republic pays to the Trustee or to any paying agent appointed by the Trustee at the expense of the Republic to make payments on any debt securities is not claimed at the end of one year after the applicable payment was due and payable, then the money will be repaid to the Republic on the Republic’s written request. The Republic will hold such unclaimed money in trust for the relevant holders of those debt securities. After any such repayment, neither the Trustee nor any paying agent will be liable for the payment. However, the Republic’s obligations to make payments on the debt securities as they become due will not be affected until the expiration of the prescription period, if any, specified in the debt securities. See “— Prescription” below.

If the Republic at any time defaults in the payment of any principal of, or interest on, the debt securities, the Republic will pay interest on the amount in default (to the extent permitted by law) calculated, for each day until paid, at the rate or rates specified in such debt securities.

Additional Amounts

The Republic will make all principal and interest payments on the debt securities, to the extent permitted by law, without withholding or deducting any present or future taxes, levies, imposts, duties, assessments or other charges of whatever nature imposed by the Republic or any of its political subdivisions (“Indonesian Taxes”). If Indonesian law requires the Republic to withhold or deduct any Indonesian Taxes, the Republic will pay the holders of debt securities such additional amounts (“Additional Amounts”) necessary to ensure that they receive the same amount as they would have received without any withholding or deduction. The Republic will not, however, pay any Additional Amounts in connection with any Indonesian Taxes that are imposed due to any of the following:

i.	the holder has or had some connection with the Republic other than merely owning or holding the debt securities or receiving principal and interest payments on the debt securities;

ii.	any estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, assessment or other governmental charge;

iii.

any tax, assessment or other governmental charge that would not have been imposed but for the failure of a holder or beneficial owner of a debt security to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with the Republic of such holder or beneficial owner or other person, if compliance with the requirement is a precondition to exemption from all or any portion of such withholding or deduction, provided that (a) the Republic or the Republic’s agent has notified the holders of such certification, identification or other reporting requirement at least 15 days before the applicable payment date and (b) in no event shall such holder’s or beneficial owner’s or other person’s obligation to satisfy such a requirement require such holder or beneficial owner or other person to provide any materially more onerous information, documents or other evidence than would be required to be provided had such holder or beneficial owner or other person been required to file the U.S. Internal Revenue Service Forms W-8BEN, W-8BEN-E, W-8ECI, W-8EXP and/or W-8IMY;

iv.

the holder has failed to present any such debt securities for payment (where such presentment is required) within 30 days after the date on which such payment has been made available to the holder except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting such debt security for payment on the last of such 30 days;

v.

any tax, assessment or other governmental charge that would not have been imposed but for the failure by a holder or beneficial owner (or any financial institution through which the holder or beneficial owner holds any debt securities or through which payment on the debt securities is made) to comply with any certification, information, identification, documentation or other reporting requirements (including entering into and complying with an agreement with the U.S. Internal Revenue Service) imposed pursuant to, or under an intergovernmental agreement entered into between the United States and the government of another country in order to implement the requirements of, Sections 1471 through 1474 of the U.S. Internal Revenue Code as in effect on the date of issuance of the debt securities or any successor or amended version of these provisions, to the extent such successor or amended version is not materially more onerous than these provisions as enacted on such date; or

vi.

the holder is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required to be included in the income, for tax purposes, of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the holder.

Any reference to “principal” or “interest” on the debt securities includes any Additional Amounts which may be payable on the debt securities.

The Republic will pay any present or future stamp, court or documentary taxes or any excise or property taxes, charges or similar levies which arise in the Republic or any political subdivision thereof or taxing authority thereof or therein in respect of the creation, issue, execution, delivery or registration of the debt securities or any other document or instrument referred to therein.

Unless the context requires otherwise, any references in this prospectus to principal or interest on the debt securities will include additional amounts payable by the Republic in respect of such principal or interest.

Negative Pledge

So long as any of the debt securities remains outstanding, the Republic will not create or permit the creation of any mortgage, charge, lien, pledge or any other security interest on any of its present or future assets or revenues, or any part thereof, to secure any Public External Indebtedness (as defined below), unless the Republic shall procure that all amounts payable under the debt securities are secured equally and ratably.

“Indebtedness” means any indebtedness for money borrowed or any guarantee of indebtedness for money borrowed which is issued by and in the name of the Republic and is backed by the full faith and credit of the Republic. As used in the preceding sentence, money borrowed “by and in the name of the Republic” shall not include the borrowings of any state-owned-enterprises or other agency, authority, department or instrumentality which under the laws of the Republic constitutes a juridical entity or statutory body separate from the Republic so long as such Indebtedness does not carry the full faith and credit of the Republic.

“External Indebtedness” means Indebtedness which is denominated or payable by its terms in, or at the option of the holder thereof payable in, a currency or currencies other than the lawful currency of the Republic.

“Public External Indebtedness” means External Indebtedness which (i) is publicly issued or privately placed in the capital markets, (ii) is in the form of, or represented by, bonds, debentures, notes or other similar instruments or book entries and (iii) is, or is eligible to be, quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market.

“Security Interest” means any security interest, lien, pledge, mortgage, deed of trust, charge or other encumbrance, security interest or preferential arrangement which has the practical effect of constituting a security interest with respect to the payment of any obligations with or from the proceeds of any assets or revenues of any kind whether in effect on the date the Indenture becomes effective or at any time thereafter.

Notwithstanding the above, the Republic may create or permit the creation of any Security Interests:

1.

securing Public External Indebtedness incurred, assumed or guaranteed by the Republic solely to finance or refinance the acquisition, construction or development of the property over which such Security Interest has been created or permitted to be created, provided that such Security Interest does not extend to any other property of the Republic; however, in the case of construction, the Security Interest may extend to: unimproved real property for the construction, any trust account into which the proceeds of the offering creating such Public External Indebtedness may be temporarily deposited pending use in the construction, and the revenues to be generated by the operation of, or loss or damage to, the property to be constructed;

2.

existing on any property or asset at the time of its acquisition (or arising after its acquisition pursuant to an agreement entered into prior to, and not in contemplation of, such acquisition), and extensions and renewals of such Security Interest limited to the original property or asset covered thereby and securing any extension or renewal of the original secured financing;

3.

arising out of the renewal, extension or replacement of any indebtedness permitted under paragraph 2 above; provided, however, that the principal amount of such Public External Indebtedness is not increased;

4.	arising in the ordinary course of borrowing activities of the Republic to secure Public External Indebtedness with a maturity of one year or less;

5.	in existence as of the date of the issuance of the debt securities;

6.	pursuant to any order of attachment, distraint or similar legal process arising in connection with court proceedings which proceedings are being contested in good faith; or

7.	arising by operation of law, provided that any such Security Interest is not created or permitted to be created by the Republic for the purpose of securing any Public External Indebtedness.

Events of Default

Each of the following events will constitute an Event of Default under any series of debt securities:

i.	the Republic defaults in any payment of the principal of or interest on any of the debt securities and such default is not cured within 30 days;

ii.

the Republic defaults in the performance of any other covenant in the debt securities and such default continues for a period of 60 days after written notice thereof has been given to the Republic by holders representing at least 10% of the aggregate principal amount of the debt securities outstanding;

iii.

any Public External Indebtedness in a principal amount in excess of U.S.$50,000,000 (or the equivalent amount thereof in any other currency) is accelerated (other than by optional or mandatory prepayment or redemption);

iv.

the Republic defaults in the payment of principal or interest in excess of U.S.$50,000,000 (or the equivalent amount thereof in any other currency) payable (whether upon maturity, acceleration or otherwise) in connection with Public External Indebtedness beyond any applicable grace and waiver periods and such default shall not have been cured or waived within 30 days after written notice thereof has been given to the Republic pursuant to the Indenture by any holder; or

v.	the Republic declares a moratorium with respect to the payment of principal of or interest on any Public External Indebtedness.

If an Event of Default under the debt securities shall have occurred and be continuing then in each and every such case, upon notice in writing by the holders (the “Demanding Holders”) (acting individually or together) of not less than 25% of the aggregate outstanding principal amount of the debt securities to the Republic, with a copy to the Trustee, of any such Event of Default and its continuance, the Demanding Holders may, and the Trustee at the written request of such holders shall (subject to receiving indemnity and/or security to its satisfaction), declare the principal amount of all the debt securities due and payable immediately, and the same shall become and shall be due and payable upon the date that such written notice is received by or on behalf of the Republic, unless prior to receiving such notice all Events of Default in respect of all the debt securities shall have been cured or waived; provided that if, at any time after the principal of the debt securities shall have been so declared due and payable, and before the sale of any property pursuant to any judgment or decree for the payment of monies due which shall have been obtained or entered in connection with the debt securities, the Republic shall pay or shall deposit (or cause to be paid or deposited) with the Trustee or Paying Agent a sum sufficient to pay all matured installments of interest and principal upon all the debt securities which shall have become due otherwise than solely by acceleration (with interest on overdue installments of interest, to the extent permitted by law, and on such principal of each debt security at the rate of interest specified herein, to the date of such payment of interest or principal) and such amount as shall be sufficient to cover the fees and reasonably incurred expenses of the Trustee, including, without limitation, the fees and expenses of its counsel, and if any and all Events of Default hereunder, other than the nonpayment of the principal of the debt securities which shall have become due solely by acceleration, shall have been cured, waived or otherwise remedied as provided herein, then, and in every such case, the holders of more than 50% in aggregate principal amount of the debt securities then outstanding, by written notice to the Republic and to the Trustee, may, on behalf of all of the holders, waive all defaults and rescind and annul such declaration and its consequences, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default, or shall impair any right consequent thereon.

Notwithstanding the foregoing, in the case of an Event of Default specified in (ii) above, the principal amount of and the accrued interest on the debt securities may only be declared immediately due and payable if such event is materially prejudicial to the interests of the holders of debt securities.

Purchases of Debt Securities by the Republic

The Republic may at any time purchase or acquire any of the debt securities in any manner and at any price in the open market. The debt securities which are purchased or acquired by the Republic may, at the Republic’s discretion, be held, resold or surrendered to the Registrar for cancellation.

Enforcement

Except as provided in Section 4.7 of the Indenture, no holder of any debt securities shall have any right by virtue of or by availing itself of any provision of the Indenture or the debt securities to institute any suit, action or proceeding in equity or at law upon or under or with respect to the Indenture or the debt securities, or for any other remedy hereunder or under the debt securities, unless (a) such holder previously shall have given to the Trustee written notice of default and of the continuance thereof with respect to the debt securities, (b) the holders of not less than 25% in aggregate principal amount outstanding of the debt securities shall have made written request to the Trustee to institute such action, suit or proceeding in its own name as Trustee hereunder and shall have provided to the Trustee such indemnity and/or other security to its satisfaction as it may require against the costs, expenses and liabilities to be incurred therein or thereby, and (c) the Trustee for 60 days after its receipt of such notice, request and provision of indemnity and/or other security shall have failed to institute any such action, suit or proceeding and no direction inconsistent with such written request shall have been given to the Trustee pursuant to Section 4.9 of the Indenture, it being understood and intended, and being expressly covenanted by every holder of debt securities with every other holder of debt securities and the Trustee, that no one or more holder shall have any right in any manner whatsoever by virtue or by availing itself of any provision of the Indenture or of the debt securities to affect, disturb or prejudice the rights of any other holder of debt securities or to obtain priority over or preference to any other such holder, or to enforce any right under the Indenture or under the debt securities, except in the manner herein provided and for the equal, ratable and common benefit of all holders. For the protection and enforcement of this “Enforcement” section, each and every holder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

Meeting, Amendments and Waivers — Collective Action

The Republic may call a meeting of holders of any series of the debt securities at any time regarding the Indenture. The Republic will determine the time and place of the meeting and will notify the holders of the time, place and purpose of the meeting not less than 30 and not more than 60 days before the meeting.

In addition, the Republic or the Trustee will call a meeting of holders of a series of the debt securities if at least 10% in aggregate principal amount of such debt securities have delivered a written request to the Republic or the Trustee (with a copy to the Republic) setting forth the purpose of the meeting. Within 10 days of receipt of such written request or copy thereof, the Republic will notify the Trustee and the Trustee will notify the holders of the time, place and purpose of the meeting called by the holders, to take place not less than 30 and not more than 60 days after the date on which such notice is given.

Only holders of the debt securities and their proxies are entitled to vote at a meeting of holders. The Republic will set the procedures governing the conduct of the meeting and if additional procedures are required, the Republic will consult with the Trustee to establish such procedures as are customary in the market.

Modifications may also be approved by holders of the debt securities pursuant to written action with the consent of the requisite percentage of the debt securities of the relevant series. The Republic will solicit the consent of the relevant holders to the modification not less than 10 and not more than 30 days before the expiration date for the receipt of such consents as specified by the Republic.

The holders of a series of the debt securities may generally approve any proposal by the Republic to modify or take action with respect to any Non-Reserved Matter (as defined below) relating to the Indenture or the terms of such debt securities with the affirmative vote (if approved at a meeting of the holders) or consent (if approved by written action) of holders of more than 50% of the outstanding principal amount of the debt securities of that series.

However, holders of any series of debt securities issued under the Indenture may approve, by vote or consent through one of three modification methods, any modification, amendment, supplement or waiver (each, a “Modification”) proposed by the Republic that would do any of the following (such subjects referred to as “Reserved Matter Modification”) with respect to such series of debt securities:

•	change the date on which any amount is payable;

•	reduce the principal amount (other than in accordance with the express terms of the debt securities of that series and the Indenture);

•	reduce the interest rate;

•	change the method used to calculate any amount payable (other than in accordance with the express terms of the debt securities and the Indenture);

•	change the currency or place of payment of any amount payable;

•

permit early redemption of the debt securities of a series, or if early redemption is already permitted, set a redemption date earlier than the date previously specified or reduce the redemption price;

•	modify the Republic’s obligation to make any payments (including any redemption price therefor);

•	change the identity of the obligor;

•

change the definition of “Outstanding” or the percentage of affirmative votes or written consents, as the case may be, required for the taking of any action pursuant to Section 11.4, Section 11.5 and Section 11.6 of the Indenture;

•	change the definition of “Uniformly Applicable” or “Reserve Matter Modification”;

•

authorize the Trustee, on behalf of all holders of the debt securities, to exchange or substitute all the debt securities for, or convert all the debt securities into, other obligations or securities of the Republic or any other person;

•

change the legal ranking, governing law, submission to jurisdiction, the Republic’s obligation to appoint and maintain an agent for service of process or waiver of immunities provisions of the terms of such debt securities.

A Reserved Matter Modification, including the payment terms of any series of the debt securities, can be made without your consent, as long as the change is approved, pursuant to one of the three following modification methods, by vote or consent:

•	in the case of a proposed modification to a single series of the debt securities, the holders of more than 75% of the aggregate principal amount of that series;

•

where such proposed modification would affect the outstanding debt securities of any two or more series, the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of all the series affected by the proposed modification, taken in the aggregate, if certain “uniformly applicable” requirements are met; or

•

where such proposed modification would affect the outstanding debt securities of any two or more series issued under the Indenture, whether or not the “uniformly applicable” requirements are met, the holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all the series affected by the proposed modification, taken in the aggregate, and the holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the modification, taken individually.

Any modification consented to or approved by the holders of debt securities pursuant to the above provisions will be conclusive and binding on all holders of the relevant series of debt securities or all holders of all series of debt securities affected by a cross-series modification, as the case may be, whether or not they have given such consent or approval, and on all future holders of those debt securities whether or not notation of such modification is made upon the debt securities. Any instrument given by or on behalf of any holder of a debt security in connection with any consent to or approval of any such modification will be conclusive and binding on all subsequent holders of that debt security.

For so long as any series of Existing Debt Securities (as defined below) are outstanding, if the Republic certifies to the Trustee and to the trustee under the applicable Existing Indenture (for the benefit of the holders of the affected Existing Debt Securities) that a cross series modification is being sought simultaneously with an Existing Indenture Reserve Matter Modification (as defined below), the Existing Debt Securities affected by such Existing Indenture Reserve Matter Modification shall be treated as “Series affected by that proposed Modification” as that phrase is used in the Indenture; provided that if the Republic seeks a cross-series modification with single aggregated voting, in determining whether such Modification will be considered Uniformly Applicable, the holders of any series of Existing Debt Securities affected by the Existing Indenture Reserve Matter Modification shall be deemed “Holders of debt securities of all Series affected by that Modification,” for the purpose of the Uniformly Applicable definition. It is the intention of this clause that in respect of any cross-series modification, the votes of the holders of the affected Existing Debt Securities be counted for purposes of the voting thresholds specified in the Indenture for the applicable cross series modification as though those Existing Debt Securities had been affected by that cross series modification, although it is acknowledged and agreed that the effectiveness of any Modification, as it relates to the affected Existing Debt Securities, shall be governed exclusively by the terms and conditions of those Existing Debt Securities and by the applicable Existing Indenture; provided, however, that no such Modification as to the debt securities will be effective unless such Modification shall have also been adopted or deemed adopted by the holders of the affected Existing Debt Securities pursuant to the amendment and modification provisions of such Existing Debt Securities.

“Existing Debt Securities” means any of the 2004 Debt Securities, 2009 Debt Securities, 2010 Debt Securities, 2014 Debt Securities or 2015 Debt Securities, as applicable;

“Existing Indenture” means any of the 2004 Indenture, 2009 Indenture, 2010 Indenture, 2014 Indenture, 2015 Indenture or 2015 December Indenture, as applicable;

“Existing Indenture Reserve Matter Modification” means any modification to the terms and conditions of one or more series of the Existing Debt Securities, pursuant to Clauses 12.2.2 and 12.4 of the 2009 Indenture or Clauses 12.2.2 and 12.10 of the 2015 Indenture, as applicable;

“2004 Debt Securities” means debt securities authenticated and delivered under the 2004 Indenture;

“2009 Debt Securities” means debt securities authenticated and delivered under the 2009 Indenture;

“2010 Debt Securities” means debt securities authenticated and delivered under the 2010 Indenture;

“2014 Debt Securities” means debt securities authenticated and delivered under the 2014 Indenture;

“2015 Debt Securities” means debt securities authenticated and delivered under the 2015 Indenture;

“2015 December Debt Securities” means debt securities authenticated and delivered under the 2015 December Indenture;

“2004 Indenture” means the indenture dated as of March 10, 2004 between the Republic of Indonesia, as issuer, and The Bank of New York Mellon (formerly, The Bank of New York), as trustee;

“2009 Indenture” means the indenture dated as of January 28, 2009 between the Republic of Indonesia, as issuer, and The Bank of New York Mellon, as trustee;

“2010 Indenture” means the indenture dated as of January 28, 2009 between the Republic of Indonesia, as issuer, and The Bank of New York Mellon, as trustee, as amended by the first supplemental indenture dated as of January 5, 2010;

“2014 Indenture” means the indenture dated as of January 28, 2009 between the Republic of Indonesia, as issuer, and The Bank of New York Mellon, as trustee, as amended by the first supplemental indenture dated as of January 5, 2010 and second supplemental indenture dated as of June 21, 2014;

“2015 Indenture” means the indenture dated as of January 28, 2009 between the Republic of Indonesia, as issuer, and The Bank of New York Mellon, as trustee, as amended by the first supplemental indenture dated as of January 5, 2010, second supplemental indenture dated as of June 21, 2014 and third supplemental indenture dated as of January 8, 2015; and

“2015 December Indenture” means the indenture dated as of January 28, 2009 between the Republic of Indonesia, as issuer, and The Bank of New York Mellon, as trustee, as amended by the first supplemental indenture dated as of January 5, 2010, second supplemental indenture dated as of June 21, 2014, third supplemental indenture dated as of January 8, 2015 and fourth supplemental indenture dated as of December 1, 2015.

The Republic may select, in its discretion, any modification method for a Reserved Matter Modification in accordance with the Indenture and to designate which series of debt securities will be included for approval in the aggregate of modifications affecting two or more series of debt securities. Any selection of a modification method or designation of series to be included will be final for the purpose of that vote or consent solicitation.

“Non-Reserved Matter Modification,” as referred to above, means a Modification other than a Modification constituting a Reserved Matter.

“Uniformly Applicable,” as referred to above, means a Modification by which (A) Holders of debt securities of all Series affected by that Modification are invited to exchange, convert or substitute their debt securities on the same terms for (x) the same new instruments or other consideration or (y) new instruments or other consideration from an identical menu of instruments or other consideration. It is understood that a Modification will not be considered to be Uniformly Applicable if each exchanging, converting or substituting Holder of debt securities of any Series affected by that Modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting Holder of debt securities of any Series affected by that Modification (or, where a menu of instruments or other consideration is offered, each exchanging, converting or substituting Holder of debt securities of any Series affected by that Modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting Holder of debt securities of any Series affected by that Modification electing the same option under such menu of instruments).

Before soliciting any consent or vote of any holder of a series of the debt securities for any change to a Reserved Matter, the Republic will provide the following information to the Trustee for distribution to the holders of such debt securities:

•

a description of the Republic’s economic and financial circumstances that are, in the Republic’s opinion, relevant to the request for the proposed Modification, a description of the Republic’s existing debts and a description of any broad policy reform program and provisional macroeconomic outlook;

•

if the Republic shall at the time have entered into an arrangement for financial assistance with multilateral and/or other major creditors or creditor groups and/or an agreement with any such creditors regarding debt relief, (x) a description of any such arrangement or agreement and (y) where permitted under the information disclosure policies of the multilateral or other creditors, as applicable, a copy of the arrangement or agreement;

•

a description of the Republic’s proposed treatment of foreign debt instruments that are not affected by the proposed Modification and its intentions with respect to any other major creditor groups; and

•	if the Republic is then seeking a Reserve Matter Modification affecting any other series of debt securities, a description of that proposed Modification.

In determining whether the holders of the requisite principal amount of debt securities outstanding have taken any action or instruction under the Indenture or the debt securities, a debt security will be disregarded and deemed not to be outstanding, and may not be counted in a vote or consent solicitation for or against a proposed Modification, if on the record date for the proposed Modification or other action or instruction hereunder, the debt security is held by the Republic or by a Public Sector Instrumentality, or by a corporation, trust or other legal entity that is controlled by the Republic or a Public Sector Instrumentality, except that (x) debt securities held by the Republic or any Public Sector Instrumentality or any corporation, trust or other legal entity controlled by the Republic or by a Public Sector Instrumentality that have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such debt securities and that the pledgee is not the Republic, a Public Sector Instrumentality or a corporation, trust or other legal entity that is controlled by the Republic or a Public Sector Instrumentality, and in case of a dispute concerning such right, the advice of counsel shall be full protection in respect of any decision made by the Trustee in accordance with such advice, and any certificate, statement or opinion of counsel may be based, insofar as it relates to factual matters or information that is in the possession of the Trustee, upon the certificate, statement or opinion of or representations by the Trustee; and (y) in determining whether the Trustee will be protected in relying upon any such action or instructions hereunder, or any notice from holders, only debt securities that a responsible officer of the Trustee has received an officer’s certificate will be so disregarded.

As used in the preceding paragraph, “Public Sector Instrumentality” means any department, ministry or agency of the central Government of the Republic, Bank Indonesia or a corporation, trust or other legal entity that is controlled by the central government of the Republic or by a Public Sector Instrumentality if the Republic or any of the foregoing has the power, directly or indirectly, through the ownership of voting securities or other ownership interests, by contract or otherwise, to direct the management of or to elect or to appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of that legal entity.

Other Amendments

The Republic and the Trustee may, without the vote or consent of any holder of the debt securities, amend the Indenture or such debt securities for the purposes of:

•	adding covenants by the Republic for the benefit of the holders;

•	surrendering any of the Republic’s right or powers with respect to the debt securities of that series;

•	securing the debt securities of that series;

•	curing any ambiguity or curing, correcting or supplementing any provision which may be defective or inconsistent with any other provision.

Further Issues

The Republic may from time to time, without the consent of holders of the debt securities, create and issue additional debt securities having the same terms as the debt securities in all respects, except for issue date, issue price, original interest accrual date and the first interest payment on the debt securities; provided, however, that any additional debt securities subsequently issued shall be issued, for U.S. federal income tax purposes, either (a) as part of the “same issue” as the debt securities, or (b) in a “qualified reopening” of the debt securities, unless such additional debt securities have a separate CUSIP, ISIN or other identifying number from the previously outstanding debt securities. Such additional debt securities will be consolidated with and will form a single series with the previously outstanding debt securities.

Warrants

If the Republic issues warrants, it will describe their specific terms in a prospectus supplement. If any warrants are registered with the SEC, the Republic will file a warrant agreement and form of warrant with the SEC. The following description briefly summarizes some of the general terms that apply to warrants. You should read the applicable prospectus supplement, warrant agreement and form of warrant before making your investment decision.

The Republic may issue warrants separately or together with any debt securities. All warrants will be issued under a warrant agreement between the Republic and a bank or trust company, as warrant agent. The applicable prospectus supplement will include some or all of the following specific terms relating to the warrants:

•	the initial offering price;

•	the currency you must use to purchase the warrants;

•	the title and terms of the debt securities or other consideration that you will receive on exercise of the warrants;

•	the principal amount of debt securities or amount of other consideration that you will receive on exercise of the warrants;

•	the exercise price or ratio;

•	the procedures of, and conditions to, exercise the warrants;

•	the date or dates on which you must exercise the warrants;

•	whether and under what conditions the Republic may cancel the warrants;

•	the title and terms of any debt securities issued with the warrants and the amount of debt securities issued with each warrant;

•	the date, if any, on and after which the warrants and any debt securities issued with the warrants will trade separately;

•	the form of the warrants (global or certificated and registered), whether they will be exchangeable between such forms and, if registered, where they may be transferred and exchanged;

•	the identity of the warrant agent;

•	any special considerations regarding federal income tax in the United States or other countries; and

•	any other terms of the warrants.

The warrants will constitute direct, general, unconditional and unsubordinated obligations of the Republic and do not constitute indebtedness of the Republic.

Global Securities

The Depository Trust Company (“DTC”), Euroclear Bank SA/NV (“Euroclear”), and Clearstream Banking S.A. (“Clearstream”) are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither the Republic nor the Trustee nor any Agent will be responsible for DTC’s, Euroclear’s or Clearstream’s performance of their obligations under their rules and procedures. Additionally, neither the Republic nor the Trustee nor any Agent will be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

The warrants or debt securities will initially be issued to investors in global form, the ownership and transfer of which are recorded in computerized book-entry accounts, eliminating the need for physical movement of debt securities. The Republic refers to the intangible debt securities represented by a global security as “book-entry” securities.

The Republic will deposit any global security it issues with a clearing system or its nominee. The global security will be registered in the name of the clearing system or its nominee or the common depositary. Unless a global security is exchanged for certificated securities, as discussed below under “— Certificated Securities,” it may not be transferred, except as a whole among the clearing system, its nominees or common depositaries and their successors. Clearing systems include DTC in the United States and Euroclear and Clearstream in Europe.

Clearing systems process the clearance and settlement of book-entry securities for their direct participants. A “direct participant” is a bank or financial institution that has an account with a clearing system. The clearing systems act only on behalf of their direct participants, who in turn act on behalf of indirect participants. An “indirect participant” is a bank or financial institution that gains access to a clearing system by clearing through or maintaining a relationship with a direct participant. Euroclear and Clearstream are connected to each other by a direct link and participate in DTC through their New York depositaries, which act as links between the clearing systems. These arrangements permit you to hold book-entry securities through participants in any of these systems, subject to applicable securities laws.

If you wish to purchase book-entry securities, you must either be a direct participant or make your purchase through a direct or indirect participant. Investors who purchase book-entry securities will hold them in an account at the bank or financial institution acting as their direct or indirect participant.

When you hold securities in this manner, you must rely on the procedures of the institutions through which you hold your securities to exercise any of the rights granted to holders. This is because the legal obligations of the Republic run only to the registered owner of the global security, which will be the relevant clearing system or its nominee or common depositary. For example, once the Republic arranges for payments to be made to the registered holder, the Republic will no longer be liable for the amounts so paid on the security, even if you do not receive it. In practice, the clearing systems will pass along any payments or notices they receive from the Republic to their participants, which will pass along the payments to you. In addition, if you desire to take any action which a holder of a security is entitled to take, then the clearing system would authorize the participant through which you hold your book-entry securities to take such action, and the participant would then either authorize you to take the action or would act for you on your instructions. The transactions between you, the participants and the clearing systems will be governed by customer agreements, customary practices and applicable laws and regulations, and not by any legal obligation of the Republic.

As an owner of book-entry securities represented by a global security, you will also be subject to the following restrictions:

•

you will not be entitled to (a) receive physical delivery of the securities in certificated form or (b) have any of the securities registered in your name, except under the circumstances described below under “— Certificated Securities”;

•	you may not be able to transfer or sell your securities to some insurance companies and other institutions that are required by law to own their securities in certificated form;

•

you may not be able to pledge your securities in circumstances where certificates must be physically delivered to the creditor or the beneficiary of the pledge in order for the pledge to be effective; and

•

none of the Republic, the Trustee, any paying agent, any registrar or any agent of the Republic or the Trustee shall have any responsibility or obligation to any beneficial owner in a global security, or participant or other person with respect to the accuracy of the records of the relevant clearing system or its nominee or common depositary, with respect to any ownership interest in the securities or with respect to the delivery to any participant, beneficial owner or other person of any notice (including any notice of redemption) or the payment of any amount, under or with respect to such securities. All notices and communications to be given to the holders and all payments to be made to holders under the securities and the Indenture will be given or made only to or upon the order of the registered holders (which shall be the relevant clearing system or its nominee or common depositary in the case of the global security). The rights of beneficial owners in the global security shall be exercised only through the relevant clearing system or its nominee or common depositary subject to the applicable procedures. The Republic, the Trustee, any paying agent, any registrar and any agent of the Republic or the Trustee shall be entitled to rely and shall be fully protected in relying upon information furnished by the relevant clearing system or its nominee or common depositary with respect to its members, participants and any beneficial owners. The Republic, the Trustee, any paying agent, any registrar and any agent of the Republic or the Trustee shall be entitled to deal with the relevant clearing system or its nominee or common depositary, that is the registered holder of any global security for all purposes relating to such global security (including the payment of principal, premium, if any, and interest and additional amounts, if any, and the giving of instructions or directions by or to the owner or holder of a beneficial ownership interest in such global security) as the sole holder of such global security and shall have no obligations to the beneficial owners thereof. None of the Republic, the Trustee, any paying agent, any registrar or any agent of the Republic or the Trustee shall have any responsibility or liability for any acts or omissions of the relevant clearing system or its nominee or common depositary with respect to such global security, for the records of any such depositary, including records in respect of beneficial ownership interests in respect of any such global security, for any transactions between the relevant clearing system or its nominee or common depositary and any participant or between or among the relevant clearing system or its nominee or common depositary, any such participant and/or any holder or owner of a beneficial interest in such global security, or for any transfers of beneficial interests in any such global security.

The Clearing Systems

The following description reflects the Republic’s understanding of the current rules and procedures of DTC, Euroclear and Clearstream. The Republic has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream. These systems could change their rules and procedures at any time, and the Republic takes no responsibility for their actions.

It is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date, i.e., the date specified by the purchaser and seller on which the price of the securities is fixed.

When book-entry securities are to be transferred from a DTC seller to a Euroclear or Clearstream purchaser, the purchaser must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its New York depositary to receive the securities and make payment for them. On the closing date, the New York depositary will make payment to the DTC participant through which the seller holds its securities, which will make payment to the seller, and the securities will be credited to the New York depositary’s account. After settlement has been completed, Euroclear or Clearstream will credit the securities to the account of the participant through which the purchaser is acting. This securities credit will appear the next day, European time, after the settlement date, but will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the securities credit and cash debit will instead be valued at the actual settlement date.

A participant in Euroclear or Clearstream, acting for the account of a purchaser of securities, will need to make funds available to Euroclear or Clearstream in order to pay for the securities on the value date. The most direct way of doing this is for the participant to preposition funds (i.e., have funds in place at Euroclear or Clearstream before the value date), either from cash on hand or existing lines of credit. The participant may require the purchaser to follow these same procedures.

When book-entry securities are to be transferred from a Euroclear or Clearstream seller to a DTC purchaser, the seller must first send instructions to and preposition the securities with Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its New York depositary to credit the book-entry securities to the account of the DTC participant through which the purchaser is acting and to receive payment in exchange. The payment will be credited to the account of the Euroclear or Clearstream participant through which the seller is acting on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the receipt of the cash proceeds and securities debit will instead be valued at the actual settlement date.

Certificated Securities

The Republic will issue debt securities in certificate registered form only if:

•

the depositary notifies the Republic that it is unwilling or unable to continue as depositary, is ineligible to act as depositary or, in the case of DTC, ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934 and Bank Indonesia does not appoint a successor depositary or clearing agency within 90 days;

•	The Republic decides it no longer wishes to have all or part of the debt securities represented by a global security.

If a physical or certificated security becomes mutilated, defaced, destroyed, lost or stolen, the Republic may execute, and the Trustee or the Registrar shall authenticate and deliver, a substitute security in replacement. In each case, the affected holder will be required to furnish to the Republic and to the Trustee an indemnity under which it will agree to pay the Republic, the Trustee and any of their respective agents for any losses they may suffer relating to the security that was mutilated, defaced, destroyed, lost or stolen. The Republic and the Trustee (or the Registrar) may also require that the affected holder present other documents or proof. The affected holder may be required to pay all taxes, expenses and reasonable charges associated with the replacement of the mutilated, defaced, destroyed, lost or stolen security.

If the Republic issues certificated securities, a holder of certificated securities may exchange them for securities of a different authorized denomination by submitting the certificated securities, together with a written request for an exchange, at the office of the Registrar as specified in the Indenture in New York City, or at the office of any paying agent. In addition, the holder of any certificated security may transfer it in whole or in part by surrendering it at any of such offices together with an executed instrument of transfer.

The Republic will not charge the holders for the costs and expenses associated with the exchange, transfer or registration of transfer of certificated securities. The Republic may, however, charge the holders for certain delivery expenses as well as any applicable stamp duty, tax or other governmental or insurance charges. The Registrar may reject any request for an exchange or registration of transfer of any security made within 15 days of the date for any payment of principal of, or premium or interest on the securities.

Trustee

The Indenture establishes the obligations and duties of the Trustee, the right to indemnification of the Trustee and the liability and responsibility, including limitations, for actions that the Trustee takes. The Trustee is entitled to enter into business transactions with the Republic or any of its affiliates without accounting for any profit resulting from these transactions.

Paying Agents, Transfer Agents, Registrar

The Bank of New York Mellon, The Bank of New York Mellon SA/NV, Luxembourg Branch and The Bank of New York Mellon, London Branch will be appointed as the paying agents, transfer agents and registrar. Bank Indonesia may at any time appoint additional or other paying agents, transfer agents and, in respect of registered debt securities, registrars and terminate the appointment of those or any paying agents, transfer agents and registrar, provided that while the debt securities are outstanding Bank Indonesia will (i) in the case of debt securities which are specified to be held through Euroclear and/or Clearstream maintain a transfer agent and registrar in Luxembourg and a paying agent in the City of London, England and (ii) in the case of debt securities which are specified to be held through DTC, maintain a transfer agent, registrar and paying agent in The City of New York. If the relevant debt securities are listed on the Singapore Stock Exchange and the rules of such exchange so require, Bank Indonesia will maintain a paying agent in Singapore.

Notices

The Republic will mail any notices to the holders of the certificated securities at their registered addresses as reflected in the register maintained by the Registrar. The Republic will consider any mailed notice to have been given five Business Days after it has been sent. The Republic will give notices to the holders of a global security in accordance with the procedures and practices of the depositary and such notices shall be deemed given upon actual receipt thereof by the depositary. The Republic will also publish notices to the holders if and so long as the debt securities are listed on the SGX-ST and the rules of such exchange so require, in a leading newspaper having general circulation in Singapore (which is expected to be the Business Times). If publication in a leading newspaper in Singapore is not practicable, the Republic will have validly given notice if it gives notice in accordance with the rules of the exchange on which the debt securities are listed. The Republic will consider any published notice to be given on the date of its first publication.

Prescription

Claims against the Republic for the payment of principal, interest, premium, if any, or other amounts due on the debt securities will be prescribed unless made within five years, with respect to principal, and two years, with respect to interest, premium, if any, or other amounts due on the debt securities, in each case from the date on which such payment first became due.

Governing Law and Jurisdiction

The Indenture and the debt securities will be governed by and construed in accordance with the law of the State of New York without regard to any conflicts of laws principles thereof that would require the application of the laws of a jurisdiction other than the State of New York, except for the Republic’s authorization and execution, which shall be governed by and interpreted in accordance with the laws of the Republic.

The Republic will irrevocably submit to the jurisdiction of any federal court in the Southern District of New York or any state court in the Borough of Manhattan, The City of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to the debt securities, and the Republic will irrevocably agree that all claims in respect of such action or proceeding may be heard and determined in such New York state or federal court. The Republic will irrevocably waive, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding and any right of jurisdiction in such action or proceeding on account of the place of residence or domicile of the Republic. The Republic has appointed the Chief Representative of Bank Indonesia New York in The City of New York as its authorized agent (the “Process Agent”) upon which process may be served in any action by the Trustee or a holder arising out of or based on the debt securities or the Indenture which may be instituted in any federal court in the Southern District of New York or any state court in the Borough of Manhattan, The City of New York, and the Republic will expressly accept the jurisdiction of any such court in respect of such action. Such appointment shall be irrevocable until all amounts in respect of the principal and interest, due or to become due on or in respect of all the debt securities have been paid by the Republic to the Trustee or unless and until the appointment of a successor as such Process Agent located in the Borough of Manhattan, The City of New York, and such successor’s acceptance of such appointment. Service of process upon the Process Agent at 200 Vesey Street, New York, New York, 10285 (phone: 1-212-732-1958 fax: 1-212-732-4003), or at such other address in the United States as may be the office of the Process Agent at the time of such service, and written notice of such service mailed or delivered to the Republic shall be deemed in every respect service of process upon the Republic. The failure of the Process Agent to advise the Republic of its receipt of such service shall have no effect on the validity or timeliness of any such service. Notwithstanding the foregoing, any action by the Trustee or a holder arising out of or based on the debt securities or the Indenture may be instituted by such Person in any competent court in the Republic.

The Republic will waive irrevocably, to the fullest extent permitted by law, any immunity to which it might otherwise be entitled under the Immunities Act or otherwise in any action arising out of or based on the debt securities or the Indenture which may be instituted as provided herein in any federal court in the Southern District of New York, any state court in the Borough of Manhattan, The City of New York or in any competent court in the Republic; such waiver shall not be subject to retraction or modification by the Republic. Notwithstanding anything to the contrary in the Indenture or the debt securities, such waiver of immunity shall not be deemed or interpreted to include any waiver of immunity in respect of (i) actions brought against the Republic arising out of or based upon U.S. federal or state securities laws; (ii) attachment under Indonesian law; (iii) present or future “premises of the mission” as defined in the Vienna Convention on Diplomatic Relations signed in 1961; (iv) “consular premises” as defined in the Vienna Convention on Consular Relations signed in 1963; (v) any other property or assets used solely or mainly for governmental or public purposes in the Republic or elsewhere; (vi) military property or military assets or property or assets of the Republic related thereto; or (vii) assets or property forming part of the cultural heritage of the Republic and/or Bank Indonesia.

Notwithstanding anything to the contrary herein, none of the provisions described in this “Governing Law and Jurisdiction” section shall apply to actions brought under the United States federal securities laws or any state securities laws and the Process Agent is not the agent for receipt of service for any action or proceeding under these laws.

Currency Indemnity

The Republic’s obligation to any holder under a series of the debt securities that has obtained a court judgment affecting those debt securities will be discharged only to the extent that the holder or the Trustee may purchase U.S. dollars, referred to as the “agreement currency,” with the judgment currency. If the holder or the Trustee cannot purchase the agreement currency in the amount originally to be paid, the Republic agrees to pay the difference. The holder and the Trustee, however, agree to reimburse the Republic for the excess if the amount of the agreement currency purchased exceeds the amount originally to be paid to the holder or the Trustee. If the Republic is in default of its obligations under such debt securities, however, the holder or the Trustee will not be obligated to reimburse the Republic for any excess.

TAXATION

The following discussion provides a general summary of some of the primary tax consequences of purchasing, owning or selling the debt securities. For further information, you should consult your tax advisor to determine the tax consequences relevant to your particular situation. In addition, you may be required to pay stamp taxes and other charges under the laws of the country where you purchase the debt securities.

This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax advisor about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Indonesian Taxation

The following is a summary of certain Indonesian income tax consequences that may be relevant to non-resident holders of the debt securities in connection with the holding and disposition of the debt securities. The Republic uses the term “non-resident holders” to refer to:

(a)	An individual who does not reside in Indonesia or an individual who is not physically present in Indonesia for more than 183 days during 12-month period; and

(b)	A corporation which is established and domiciled outside of Indonesia,

whether or not such person carries out a business or activities through a permanent establishment in Indonesia.

In determining the residency of an individual or entity, a tax treaty may stipulate different provisions on the tax resident definition and override the provisions described above.

Non-resident holders who derive Indonesian sourced income, including interest, are generally subject to a final withholding tax on that income at a rate of 20%, as long as the income is not effectively connected with a permanent establishment of the non-resident holders in Indonesia (as discussed below). Under Government Regulation No. 9/2021 (“GR-9”) dated February 2, 2021, the tax rate is reduced at a rate of 10% starting August 2, 2021 or 6 (six) months from the enactment of GR-9.

If a non-resident has a permanent establishment in Indonesia, the permanent establishment will be subject to Indonesian tax obligations and is required to register with the Indonesian Tax Office, or ITO, to obtain a tax ID number and report its business to be confirmed as a VAT-able taxpayer (if applicable), maintain bookkeeping, prepare financial statements, and file monthly and annual tax returns. The taxable income of the permanent establishment is subject to corporate income tax at a flat rate of 25%. The taxable income will include all income, including but not limited to foreign source income directly or indirectly attributable to such permanent establishment. In addition, the after-tax taxable income of a permanent establishment in Indonesia is also subject to a branch profits tax at the rate of 20% (which may be reduced according to an applicable tax treaty). The branch profit tax can be exempted if all the after-tax income are reinvested in Indonesia no later than the following fiscal year in one of the following investment forms: (1) as a founding shareholder or a participant founder in a newly established Indonesian company through capital participation; (2) as a shareholder in an established Indonesian company through capital participation; (3) acquisition of fixed assets used by the permanent establishment to conduct its business or activities in Indonesia; or (4) investment in the form of intangible assets used by the permanent establishment to conduct its business or activities in Indonesia. The investment procedure for the exemption of branch profit tax should be in accordance with requirements set out in the Minister of Finance Regulation No. 14/PMK.03/2011 dated January 24, 2011. Under the Republic’s income tax treaty with the United States, the U.S.-Indonesia Treaty, the applicable branch profit tax rate for permanent establishment of a United States resident is 10%.

Taxation of Interest

Payments of interest on debt securities issued to non-residents will generally be subject to an Indonesian withholding tax (unless the debt securities are held and owned by a permanent establishment in Indonesia, as discussed below) assessed at a rate of 20% of the gross amount of the interest payment, although this can be reduced based on the applicable tax treaty. Under GR-9, the withholding tax rate on interest including premium, discount, and remuneration in connection with debt repayment guarantees related to debt securities paid to a non-resident that does not have a permanent establishment in Indonesia is reduced from 20% to 10% or the relevant rate under the applicable tax treaty. The reduced tax rate shall applied starting August 2, 2021 or 6 (six) months from the enactment of GR-9. If a non-resident qualifies for benefits under the U.S.-Indonesia Treaty, the withholding tax is 10% of the gross amount of the interest payment. Accordingly, subject to certain exceptions, the Republic will be required to pay Additional Amounts in respect of interest payments on debt securities. Under current practice, the Republic pays withholding tax on the amounts of interest payments it makes to non-residents

If an individual or entity holds debt securities through a permanent establishment in Indonesia, a final withholding tax of 15.0% applies to interest received on the debt securities, which will be deducted by the Republic from each interest payment. However, an Indonesian bank or foreign bank having a permanent establishment in Indonesia is exempt from this withholding tax.

Taxation of Dispositions

Generally, gains resulting from the sale or other disposition of debt securities by a non-resident will be considered interest that is subject to the withholding tax outlined above. A tax treaty may stipulate different provisions on the interest definition and override this provision.

Under the U.S.-Indonesia Treaty, the term “interest” is defined as income from bonds, debentures, Government securities, notes, or other evidences of indebtedness, whether or not secured by a mortgage or other security and whether or not carrying a right to participate in profits, and debt-claims of every kind, as well as all other income which, under the taxation law of the Contracting State in which the income has its source, is attributed to income from money lent.

Based on the U.S.-Indonesia Treaty, a U.S. resident shall be exempt from Indonesian tax on gains derived from the sale, exchange, or other disposition of debt securities held as capital assets unless:

(a)

the recipient of the gain has a permanent establishment or fixed base in Indonesia and gain from the disposition of debt securities is effectively connected with such permanent establishment or fixed base; or

(b)	the recipient of the gain is an individual and is present in Indonesia for a period or periods aggregating 120 days or more during the taxable year.

Other Indonesian Taxes

There are no other material Indonesian taxes or duties (e.g., inheritance taxes, gift duties, stamp duty or similar taxes) that a holder of debt securities will be required to pay in relation to any of the payments made by the Republic.

This summary is based on Indonesian laws, rules, and regulations in effect as of the date of the registration statement, all of which are subject to change and may apply retroactively. It is not intended to constitute a complete analysis of the tax consequences under Indonesian law of the receipt, ownership, or disposition of the debt securities, in each case by non-resident holders, nor to describe any of the tax consequences that may be applicable to citizens or residents of the Republic.

If you are not a non-resident holder, you should consult your tax advisor about the consequences of holding these debt securities.

United States Federal Income Taxation

The following is a discussion of material U.S. federal income tax considerations that may be relevant to you if you are a beneficial owner of a debt security. You will be a U.S. Holder if you are the beneficial owner of a debt security and you are, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. You will be a non-U.S. Holder if you are a beneficial owner of a debt security and you are not a U.S. Holder. This discussion deals only with holders that hold debt securities as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, person that will hold debt securities as a hedge against currency risk or interest rate risk or as a position in a “straddle” or conversion transaction, entity taxed as a partnerships or the partners therein, tax-exempt organization, a non-U.S. person who is an individual present in the United States for 183 days or more within a taxable year or a person whose “functional currency” is not the U.S. dollar. Further, it does not address the alternative minimum tax, the Medicare tax on net investment income, special tax accounting rules as a result of any item of gross income with respect to the Notes being taken into account on an applicable financial statement or other aspects of U.S. federal income or state and local taxation that may be relevant to a holder in light of such holder’s particular circumstances. The tax consequences of holding a particular debt security will depend, in part, on the particular terms of such debt security as set forth in the applicable prospectus supplement. Further, any special U.S. federal income tax considerations relevant to warrants or debt securities that are issued in combination with warrants will be provided in the applicable prospectus supplement.

This summary is based on the U.S. Internal Revenue Code, U.S. Treasury Regulations, and administrative and judicial interpretations thereof in effect and available as of the date of this prospectus, all of which are subject to change. Any change could apply retroactively and could affect the continued validity of this discussion. You should consult your tax adviser about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as the relevance to your particular situation of state, local or other tax laws.

U.S. Holders

Payments of Interest and Additional Amounts. If you are a U.S. Holder, the gross amount of payments of “qualified stated interest” (as defined below under “Original Issue Discount”) on a debt security and Additional Amounts, if any (i.e., without reduction for Indonesian withholding taxes, determined utilizing the appropriate Indonesian withholding tax rate applicable to you), but excluding any pre-issuance accrued interest, will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts in accordance with your regular method of tax accounting. If payments of this kind are made with respect to a debt security denominated in a single currency other than the U.S. dollar (a “Foreign Currency Debt Security”) and you use the cash method of accounting, the amount of interest income realized will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date of receipt regardless of whether the payment in fact is converted into U.S. dollars. If you are an accrual method holder, you will accrue interest income on the debt security in the relevant foreign currency and translate the amount accrued into U.S. dollars based on the average exchange rate in effect during the interest accrual period (or portion thereof within your taxable year), or, at your election, at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year), or at the spot rate of exchange on the date of receipt, if this date is within five business days of the last day of the accrual period. If you make this election, you must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the Internal Revenue Service (the “IRS”). If you are an accrual method holder, you will recognize foreign currency gain or loss, as the case may be, on the receipt of an interest payment made with respect to a Foreign Currency Debt Security if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. Amounts attributable to pre-issuance accrued interest will generally not be includable in income, except to the extent of foreign currency gain or loss attributable to any changes in exchange rates during the period between the date you acquired the debt security and the first Interest Payment Date. This foreign currency gain or loss will be treated as ordinary income or loss but generally will not be treated as an adjustment to interest income received on the debt security.

Indonesian withholding taxes paid at the appropriate rate applicable to you will be treated as foreign income taxes eligible for credit against your U.S. federal income tax liability, subject to generally applicable limitations and conditions, or, at your election, for deduction in computing your taxable income (provided that you elect to deduct, rather than credit, all foreign income taxes paid or accrued for the relevant taxable year). Interest and Additional Amounts will constitute income from sources without the United States for U.S. foreign tax credit purposes. The calculation of foreign tax credits and, if you elect to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on your particular circumstances. You should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of Additional Amounts.

Original Issue Discount. If the Republic issues debt securities at a discount from their stated redemption price at maturity (as defined below), and the discount is equal to or more than the product of one-fourth of one percent (0.25 percent) of the stated redemption price at maturity of such debt securities multiplied by the number of full years to their maturity (the “de minimis threshold”), such debt securities will be “Original Issue Discount Debt Securities.” The difference between the issue price and the stated redemption price at maturity of such debt securities will be the “original issue discount” (“OID”). The “issue price” of a debt security will be the first price at which a substantial amount of the debt securities is sold to the public (i.e., excluding sales of the debt securities to underwriters, placement agents, wholesalers, or similar persons). The “stated redemption price at maturity” will include all payments under a debt security other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments issued by the Republic) at least annually during the entire term of the debt security at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices. If you hold an Original Issue Discount Debt Security, you generally will be subject to special tax accounting rules for obligations issued with OID. You should be aware that, as described in greater detail below, you generally must include OID in ordinary gross income for U.S. federal income tax purposes as it accrues, in advance of the receipt of cash attributable to that income.

In general, if you are the holder of an Original Issue Discount Debt Security, regardless of whether you use the cash or the accrual method of tax accounting, you will be required to include in ordinary gross income the sum of the “daily portions” of OID on the debt security for all days during the taxable year that you own the debt security. The daily portions of OID on an Original Issue Discount Debt Security are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Debt Security, provided that no accrual period is longer than one year and each scheduled payment of principal or interest occurs on either the final day or the first day of an accrual period. If you are the initial holder, the amount of OID on an Original Issue Discount Debt Security allocable to each accrual period is determined by (a) multiplying the “adjusted issue price” (as defined below) of the Original Issue Discount Debt Security at the beginning of the accrual period by its yield to maturity (appropriately adjusted to reflect the length of the accrual period) and (b) subtracting from that product the amount (if any) of qualified stated interest allocable to that accrual period. The “yield to maturity” of a debt security is the discount rate that causes the present value of all payments on the debt security as of its original issue date to equal the issue price of the debt security. The “adjusted issue price” of an Original Issue Discount Debt Security at the beginning of any accrual period will generally be the sum of its issue price (generally including accrued interest, if any) and the amount of OID allocable to all prior accrual periods, reduced by the amount of all payments other than payments of qualified stated interest (if any) made with respect to the debt security in all prior accrual periods. As a result of this “constant yield” method of including OID in income, the amounts includible in income by you in respect of an Original Issue Discount Debt Security denominated in U.S. dollars generally are lesser in the early years and greater in the later years than the amounts that would be includible on a straight-line basis.

You generally may make an irrevocable election to include in your income your entire return on a debt security (i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security) under the constant-yield method described above. If you purchase debt securities at a premium or bearing market discount and make this election, you will also be deemed to have made the election (discussed below in “— Premium and Market Discount”) to amortize premium or to accrue market discount in income currently on a constant-yield basis.

In the case of an Original Issue Discount Debt Security that is also a Foreign Currency Debt Security, you should determine the U.S. dollar amount includible in income as OID for each accrual period by (a) calculating the amount of OID allocable to each accrual period in the relevant currency using the constant-yield method described above, and (b) translating the amount of the relevant currency so derived at the average exchange rate in effect during that accrual period (or portion thereof within your taxable year) or, at your election (as described above under “— Payments of Interest”), at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year), or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period. Because exchange rates may fluctuate, if you hold an Original Issue Discount Debt Security that is also a Foreign Currency Debt Security, you may recognize a different amount of OID income in each accrual period than would the holder of an otherwise similar Original Issue Discount Debt Security denominated in U.S. dollars. All payments on an Original Issue Discount Debt Security, other than payments of qualified stated interest, will generally be viewed first as payments of previously accrued OID to the extent thereof, with payments attributed first to the earliest-accrued OID, and then as payments of principal. Upon the receipt of an amount attributable to OID (whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Debt Security), you will recognize ordinary income or loss measured by the difference between the amount received (translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the Original Issue Discount Debt Security, as the case may be) and the amount accrued (using the exchange rate applicable to such previous accrual).

If you are a subsequent U.S. Holder of an Original Issue Discount Debt Security that purchases the debt security at a cost less than its remaining redemption amount (as defined below), or you are an initial U.S. Holder that purchases an Original Issue Discount Debt Security at a price other than the debt security’s issue price, you also generally will be required to include in gross income the daily portions of OID, calculated as described above. However, if you acquire the Original Issue Discount Debt Security at a price greater than its adjusted issue price, you are required to reduce your periodic inclusions of OID income to reflect the premium paid over the adjusted issue price. The “remaining redemption amount” for a debt security is the total of all future payments to be made on the debt security other than payments of qualified stated interest.

Floating rate debt securities generally will be treated as “variable rate debt instruments” under applicable Treasury Regulations. Accordingly, the stated interest on a floating rate debt security generally will be treated as “qualified stated interest” and such a debt security will not have OID solely as a result of the fact that it provides for interest at a variable rate. If a floating rate debt security qualifying as a “variable rate debt instrument” is an Original Issue Discount Debt Security, for purposes of determining the amount of OID allocable to each accrual period under the rules above, the debt security’s “yield to maturity” and “qualified stated interest” will generally be determined as though the debt security bore interest in all periods at a fixed rate determined at the time of issuance of the debt security. Additional rules may apply if interest on a floating rate debt security is based on more than one interest index. If a floating rate debt security does not qualify as a “variable rate debt instrument,” the debt security will be subject to special rules (the “Contingent Payment Regulations”) that govern the tax treatment of debt obligations that provide for contingent payments (“Contingent Debt Obligations”). A detailed description of the tax considerations relevant to U.S. Holders of any such debt securities will be provided in the applicable prospectus supplement.

Certain debt securities may be subject to special redemption, repayment or interest rate reset features, as indicated in the applicable prospectus supplement. Debt securities containing such features, in particular Original Issue Discount Debt Securities, may be subject to special rules that differ from the general rules discussed above. If you purchase debt securities with such features, you should carefully examine the applicable prospectus supplement and should consult your own tax advisor with respect to the debt securities since the tax consequences with respect to such features, and especially with respect to OID, will depend, in part, on the particular terms of the debt securities.

If a debt security provides for a scheduled accrual period that is longer than one year (for example, as a result of a long initial period on a debt security with interest that is generally paid on an annual basis), then stated interest on the debt security will not qualify as “qualified stated interest” under the applicable Treasury Regulations. As a result, the debt security would be an Original Issue Discount Debt Security. In that event, among other things, if you are a cash-method U.S. Holder, you will be required to accrue stated interest on the debt security under the rules for OID described above, and you will be required to accrue OID that would otherwise fall under the de minimis threshold regardless of your method of accounting for tax purposes.

Purchase, Sale and Retirement of debt securities. Your tax basis in a debt security generally will equal the cost of the debt security to you, increased by any amounts includible in your income as original issue discount and market discount and reduced by any amortized premium (each as described below) and any payments other than payments of qualified stated interest made on such debt security. In the case of a Foreign Currency Debt Security, the cost of such debt security to you will be the U.S. dollar value of the foreign currency purchase price on the date of purchase. In the case of a Foreign Currency Debt Security that is traded on an established securities market, if you are a cash method U.S. Holder (and if you are an accrual basis U.S. Holder that so elects), you will determine the U.S. dollar value of the cost of such debt security by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The amount of any subsequent adjustments to your tax basis in a debt security in respect of original issue discount, market discount and premium denominated in a relevant currency will be determined in the manner described under “Original Issue Discount” above and “Premium and Market Discount” below. The conversion of U.S. dollars to a relevant currency and the immediate use of the relevant currency to purchase a Foreign Currency Debt Security generally will not result in taxable gain or loss for you.

When you sell or exchange a debt security, or if a debt security that you hold is retired, you generally will recognize gain or loss equal to the difference between (a) the amount you realize on the transaction (less any accrued qualified stated interest, which will be taxable as such) (b) and your tax basis in the debt security. If you receive a currency other than the U.S. dollar in respect of the sale, exchange or retirement of a debt security, the amount realized will be the U.S. dollar value of the relevant currency received calculated at the exchange rate in effect on the date the instrument is disposed of or retired. In the case of a Foreign Currency Debt Security that is traded on an established securities market, if you are a cash method U.S. Holder (and if you are an accrual basis U.S. Holder that so elects), you will determine the U.S. dollar value of the amount realized by translating such amount at the spot rate on the settlement date of the sale. The election available to you if you are an accrual basis U.S. Holder in respect of the purchase and sale of Foreign Currency Debt Securities traded on an established securities market, discussed above, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS.

Except as discussed below with respect to market discount, Short-Term Debt Securities (as defined below) and foreign currency gain or loss, the gain or loss on the sale, exchange or retirement of a debt security will be long-term capital gain or loss if you have held the debt security for more than one year on the date of disposition. Net long-term capital gain recognized by an individual U.S. Holder and certain other non-corporate U.S. Holders generally is subject to tax at a lower rate than ordinary income or net short-term capital gain. The ability of U.S. Holders to offset capital losses against ordinary income is limited.

Gain or loss recognized by you on the sale, exchange or retirement of a Foreign Currency Debt Security generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held such debt security. This foreign currency gain or loss will not be treated as an adjustment to interest income received on the debt securities.

Premium and Market Discount. If you purchase the debt security at a cost greater than its remaining redemption amount (as defined under “Original Issue Discount” above), you will be considered to have purchased the debt security at a premium, and may elect to amortize the premium (as an offset to interest income), using a constant-yield method, over the remaining term of the debt security. Such election, once made, generally applies to all bonds held or subsequently acquired by you on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If you elect to amortize the premium, you must reduce your tax basis in a debt security by the amount of the premium amortized during its holding period. Original Issue Discount Debt Securities purchased at a premium will not be subject to the OID rules described above. In the case of premium in respect of a Foreign Currency Debt Security, you should calculate the amortization of the premium in the relevant currency. Amortization deductions attributable to a period reduce interest payments in respect of that period and therefore are translated into U.S. dollars at the exchange rate used by you for such interest payments. Exchange gain or loss will be realized with respect to amortized bond premium on such a debt security based on the difference between the exchange rate on the date or dates the premium is recovered through interest payments on the debt security and the exchange rate on the date on which you acquired the debt security. If you do not elect to amortize bond premium, the amount of bond premium will be included in your tax basis when the debt security matures or you dispose of the debt security. Therefore, if you do not elect to amortize such premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

If you purchase the debt security at a price that is lower than its remaining redemption amount, or in the case of an Original Issue Discount Debt Security, a price that is lower than its adjusted issue price, by at least 0.25% of its remaining redemption amount multiplied by the number of remaining whole years to maturity, the debt security will be considered to have “market discount.” In such case, gain realized by you on the disposition of the debt security generally will be treated as ordinary income to the extent of the market discount that accrued on the debt security while you held the debt security. In addition, you could be required to defer the deduction of a portion of the interest paid on any indebtedness incurred or maintained to purchase or carry the debt security. In general terms, market discount on a debt security will be treated as accruing ratably over the term of the debt security, or, at your election, under a constant-yield method. You will accrue market discount on a Foreign Currency Debt Security in the relevant currency. The amount includible your income in respect of such accrued market discount will be the U.S. dollar value of the amount accrued, generally calculated at the exchange rate in effect on the date that you dispose of the debt security.

You may elect to include market discount in income on a current basis as it accrues (on either a ratable or constant-yield basis), in lieu of treating a portion of any gain realized on a sale of a debt security as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply.

Any accrued market discount on a Foreign Currency Debt Security that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within your taxable year). Any such election, if made, applies to all market discount bonds acquired by you on or after the first day of the first taxable year to which such election applies and is revocable only with the consent of the IRS.

Short-Term Debt Securities. The rules set forth above will also generally apply to debt securities having maturities of not more than one year (“Short-Term Debt Securities”), but with certain modifications.

First, applicable Treasury Regulations treat none of the interest on a Short-Term Debt Security as qualified stated interest. Thus, all Short-Term Debt Securities will be Original Issue Discount Debt Securities. OID will be treated as accruing on a Short-Term Debt Security ratably, or at your election, under a constant yield method.

Second, if you are a U.S. Holder of a Short-Term Debt Security that uses the cash method of tax accounting and are not a bank, securities dealer, regulated investment company or common trust fund, and do not identify the Short-Term Debt Security as part of a hedging transaction, you will generally not be required to include OID in income on a current basis. If you are such a U.S. Holder, you may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry such debt security until the maturity of the debt security or its earlier disposition in a taxable transaction. In addition, you will be required to treat any gain realized on a sale, exchange or retirement of the debt security as ordinary income to the extent such gain does not exceed the OID accrued with respect to the debt security during the period you held the debt security. Notwithstanding the foregoing, if you are a cash method U.S. Holder of a Short-Term Debt Security, you may elect to accrue OID into income on a current basis or to accrue the “acquisition discount” on the debt security under the rules described below. If you elect to accrue OID or acquisition discount, the limitation on the deductibility of interest described above will not apply.

If you are an accrual method holder or one of certain types of cash method U.S. Holders (including banks, securities dealers, regulated investment companies and common trust funds), you generally will be required to include original issue discount on a Short-Term Debt Security in income on a current basis. Alternatively, you can elect to accrue the “acquisition discount,” if any, with respect to the debt security on a current basis. If such an election is made, the OID rules will not apply to the debt security. Acquisition discount is the excess of the Short-Term Debt Security’s stated redemption price at maturity (i.e., all amounts payable on the Short-Term Debt Security) over the purchase price. Acquisition discount will be treated as accruing ratably or, at your election, under a constant-yield method based on daily compounding.

Finally, the market discount rules will not apply to a Short-Term Debt Security.

Indexed Debt Securities and Other Debt Securities Providing for Contingent Payments. The Contingent Payment Regulations, which govern the tax treatment of Contingent Debt Obligations, generally require accrual of interest income on a constant-yield basis in respect of such obligations at a yield determined at the time of their issuance, and may require adjustments to such accruals when any contingent payments are made. A detailed description of the tax considerations relevant to U.S. Holders of any Contingent Debt Obligations will be provided in the applicable Prospectus Supplement.

Foreign Currency Debt Securities and Reportable Transactions. A U.S. Holder that participates in a “reportable transaction” will be required to disclose its participation to the IRS. The scope and application of these rules is not entirely clear. You may be required to treat a foreign currency exchange loss relating to a Foreign Currency Debt Security as a reportable transaction if the loss exceeds $50,000 in a single taxable year if you are an individual or trust, or higher amounts for other U.S. Holders. In the event the acquisition, ownership or disposition of a Foreign Currency Debt Security constitutes participation in a “reportable transaction” for purposes of these rules, you will be required to disclose your investment to the IRS, currently on Form 8886. In addition, the statute of limitations for assessment of tax attributable to the reportable transaction would be suspended. You should consult your tax advisors regarding the application of these rules to the acquisition, ownership or disposition of Foreign Currency Debt Securities.

Non-U.S. Holders

Subject to the discussion below under “Information Reporting and Backup Withholding,” if you are a non-U.S. Holder, payments or accruals of interest in respect of the debt securities generally will not be subject to U.S. federal income tax.

Further, subject to the discussion below under “Information Reporting and Backup Withholding” if you are a non-U.S. Holder, any gain you realize on the sale, exchange or retirement of a debt security generally will be exempt from U.S. federal income tax.

Specified Foreign Financial Assets

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of USD 50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the debt securities) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. If you fail to report the required information, you could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. You should consult your own tax advisors concerning the application of these rules to your investment in the debt securities, including the application of the rules to your particular circumstances.

Information Reporting and Backup Withholding

Information returns are required to be filed with the IRS in connection with payments on the debt securities made to certain United States persons. You will be a United States person if you are, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a domestic partnership, (iii) a domestic corporation, (iv) an estate the income of which is subject to U.S. federal income tax without regard to its source, or (v) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. If you are a United States person, you generally will not be subject to backup withholding tax on such payments if you provide your taxpayer identification number to the withholding agent or otherwise establish an exemption. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities.

If you are not a United States person, you may have to comply with applicable certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder of a debt security generally will be allowed as a refund or a credit against the holder’s federal income tax liability as long as the holder provides the required information to the IRS in a timely manner.

PLAN OF DISTRIBUTION

Terms of Sale

The Republic will describe the terms of a particular offering of securities in the applicable prospectus supplement, including the following:

•	the name or names of any underwriters, dealer/managers or agents;

•	the purchase price of the debt securities, if any;

•	the proceeds to the Republic from the sale, if any;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any agents’ commissions;

•	any initial public offering price of the debt securities;

•	any concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such debt securities may be listed.

The Republic may agree to indemnify any agents and underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933. The agents and underwriters may also be entitled to contribution from the Republic for payments they make relating to these liabilities. Agents and underwriters may engage in transactions with or perform services for the Republic in the ordinary course of business.

Method of Sale

The Republic may sell the debt securities or warrants in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

If the Republic uses underwriters or dealers in a sale, they will acquire the debt securities for their own account and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Republic may offer the debt securities to the public either through underwriting syndicates represented by managing underwriters or directly through underwriters. The obligations of the underwriters to purchase a particular offering of debt securities may be subject to conditions. The underwriters may change the initial public offering price or any concessions allowed or reallowed or paid to dealers.

The Republic may also sell the debt securities directly or through agents. Any agent will generally act on a reasonable best efforts basis for the period of its appointment. The applicable prospectus supplement will name any agent involved in the offer or sale of debt securities and will disclose any commissions the Republic may pay those agents.

The Republic may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase a particular offering of debt securities at the public offering price using delayed delivery contracts. These contracts provide for payment and delivery on a specified date in the future. The applicable prospectus supplement will describe the commission payable for solicitation and the terms and conditions of these contracts.

In addition, the Republic may offer the debt securities to holders of other debt securities issued or guaranteed by the Republic as consideration for the Republic’s purchase or exchange of the other debt securities. The Republic may conduct such an offer either (a) through a publicly announced tender or exchange offer for the other debt securities or (b) through privately negotiated transactions. This type of offer may be in addition to sales of the same debt securities using the methods discussed above.

Agents and underwriters may be entitled to indemnification by the Republic against certain liabilities, including liabilities under the Securities Act of 1933, or to contribution from the Republic with respect to certain payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with, or perform services (including commercial and investment banking services) for, the Republic in the ordinary course of business.

In compliance with Financial Industry Regulatory Authority guidelines, the maximum compensation to any underwriters or agents in connection with the sale of any debt securities pursuant to the prospectus and applicable prospectus supplements will not exceed 8% of the aggregate total offering price to the public of such debt securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

Non-U.S. Offerings

The Republic will generally not register under the Securities Act of 1933 the debt securities that it will offer and sell outside the United States. Thus, subject to certain exceptions, the Republic cannot offer, sell or deliver such debt securities within the United States or to U.S. persons. When the Republic offers or sells debt securities outside the United States, each underwriter or dealer will acknowledge that the debt securities:

•	have not been and will not be registered under the Securities Act of 1933; and

•	may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933.

Each underwriter or dealer will agree that:

•

it has not offered or sold, and will not offer or sell, any of these unregistered debt securities within the United States, except pursuant to Rule 903 of Regulation S under the Securities Act of 1933; and

•	neither it nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts regarding these debt securities.

VALIDITY OF THE SECURITIES

The validity of the debt securities and warrants will be passed upon for the Republic as to Indonesian law by the Legal Bureau of the Ministry of Finance of the Republic, and as to all matters of U.S. law by Allen & Overy (Asia) Pte Ltd, special New York counsel to the Republic.

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

The authorized representative of the Republic in the United States of America is the Chief Representative of Bank Indonesia New York, whose address is 25/F, 200 Vesey Street, New York, New York, 10285.

EXPERTS AND OFFICIAL STATEMENTS AND DOCUMENTS

Information contained herein whose source is identified as a publication of the Republic or one of its agencies or instrumentalities relies on the authority of the publication as a public official document of the Republic. All other information contained herein is included as a public official statement made on the authority of Luky Alfirman, Director General of Budget Financing and Risk Management of the Ministry of Finance of the Republic.

FURTHER INFORMATION

The Republic has filed a registration statement for the securities with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information described in the registration statement. For further information, you should refer to the registration statement.

The Republic is not subject to the informational requirements of the Securities Exchange Act of 1934. The Republic commenced filing annual reports on Form 18-K with the SEC on a voluntary basis beginning with its fiscal year ended December 31, 2017. These reports include certain financial, statistical and other information concerning the Republic. The Republic may also file amendments on Form 18-K/A to its annual reports for the purpose of filing with the SEC exhibits which have not been included in the registration statement to which this prospectus and any prospectus supplements relate. When filed, these exhibits will be incorporated by reference into this registration statement.

You can request copies of the registration statement, including its various exhibits, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C. or over the Internet at www.sec.gov.

SEC Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information.

The SEC allows the Republic to incorporate by reference some information that the Republic files with the SEC. Incorporated documents are considered part of this prospectus. The Republic can disclose important information to you by referring you to those documents. The following documents, which the Republic has filed or will file with the SEC, are considered part of and incorporated by reference in this prospectus, any accompanying prospectus supplement and any accompanying pricing supplement:

•	the Republic’s annual report on Form 18-K for the year ended December 31, 2020 filed with the SEC on April 23, 2021; and

•	each subsequent annual report on Form 18-K and any amendment on Form 18-K/A filed before, on or after the date of this prospectus and before all of the debt securities and warrants are sold.

Later information that the Republic files with the SEC will update and supersede earlier information that it has filed.

PART II

(as required by Items (11), (13) and (14) of Schedule B of the Securities Act of 1933)

Item 11. Estimated Expenses

It is estimated that the expenses in connection with the sale of the debt securities hereunder, exclusive of compensation payable to underwriters and agents, will be as follows:

Registration fee	U.S.$	1,091,000	(1)(2)

Printing and engraving expenses		350,000

Trustee fees and expenses		31,500

Legal fees and expenses		550,000

Listing fees		400,000

Total	U.S.$	2,422,500

Note:

(1)

A registration fee of $94,122.70 was previously paid in connection with the registration on the registrant’s registration statement no. 333-223441 filed on March 5, 2018 of $756,005,600 aggregate principal amount of debt securities that remain unissued as of the date of filing of this registration statement. Pursuant to Rule 457(p) under the Securities Act of 1933, the total registration fee of $1,091,000 due under this registration statement has been offset by the aforementioned fee of $94,122.70, resulting in a total payment of $996,877.30 in connection with the filing of this registration statement. The registrant also made a payment of $52,631.01 on December 22, 2020, which had not been applied to any registration statement and remained in the registrant’s account balance with the Securities and Exchange Commission. The registrant applied such balance of $52,631.01 to this registration statement and paid the remaining fee of $944,246.29.

(2)	Previously paid.

Undertakings

The undersigned Registrant hereby undertakes:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Act”);

(ii)

to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the Registrant shall not be required to file a post-effective amendment otherwise required by clause (i) or clause (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

(2)

that, for the purpose of determining any liability under the Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities covered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(5)

For purposes of determining any liability under the Act, each filing of the Registrant’s annual report on Form 18-K or amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Contents

This Registration Statement consists of:

1	Facing sheet.

2	The Cross Reference Sheet between Schedule B of the Securities Act of 1933 and the Prospectus.

3	Part I consisting of the prospectus.

4	Part II consisting of pages numbered II-1 through II-5.

5	The following exhibits:

A.	Indenture.***

B.	Form of debt securities (included in the Indenture filed as Exhibit A).***

C.	Form of Underwriting Agreement.***

D.	Form of Warrant Agreement**

E.	Form of Warrant**

F.	Opinion of the Head of Legal Bureau of the Ministry of Finance of the Republic, with respect to the legality of the Debt Securities.*

G.	Opinion of Allen & Overy (Asia) Pte Ltd, U.S. special counsel to the Republic, as to the legality of the Debt Securities.*

H.	Consent of Luky Alfirman, Director General of Budget Financing and Risk Management of the Ministry of Finance of the Republic (included on page II-3).

I.	Consent of Allen & Overy (Asia) Pte Ltd (included in Exhibit G).

J.	Consent of the Head of Legal Bureau of the Ministry of Finance of the Republic (included in Exhibit F).

K.	Republic of Indonesia Green Bond and Green Sukuk Framework***

*	Previously filed.
**	To be filed concurrently with the applicable prospectus supplement in a post-effective amendment to this Registration Statement relating to a particular issue of debt securities or warrants.
***	Filed as an exhibit to the Registrant’s registration statement on Schedule B with file no. 333-223441 and incorporated herein by reference.

Signature Page

Pursuant to the requirements of the Securities Act of 1933 the Registrant, the Republic of Indonesia, has duly caused this Registration Statement or amendment to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jakarta, Indonesia on the 20th day of May, 2021.

REPUBLIC OF INDONESIA
acting for and on behalf of the Minister of Finance

By:*	/s/ Luky Alfirman
Luky Alfirman Director General of Budget Financing and Risk Management of the Ministry of Finance of the Republic of Indonesia

*	Consent is hereby given to use of his name in connection with the information specified in this Registration Statement or amendment thereto to have been supplied by him and stated on his authority.

Signature of Authorized Representative

Pursuant to the requirements of the Securities Act of 1933 the undersigned, the duly authorized representative in the United States of the Registrant, has signed this Registration Statement or amendment to this Registration Statement in The City of New York, New York on the 20th day of May, 2021.

REPUBLIC OF INDONESIA

By:	/s/ Dwityapoetra S. Besar
Dwityapoetra S. Besar Chief Representative of Bank Indonesia New York

Index To Exhibits

Exhibit	Description

A.	Indenture.***

B.	Form of debt securities (included in the Indenture filed as Exhibit A).***

C.	Form of Underwriting Agreement.***

D.	Form of Warrant Agreement**

E.	Form of Warrant**

F.	Opinion of the Head of Legal Bureau of the Ministry of Finance of the Republic, with respect to the legality of the Debt Securities.*

G.	Opinion of Allen & Overy (Asia) Pte Ltd, U.S. special counsel to the Republic, as to the legality of the Debt Securities.*

H.	Consent of Luky Alfirman, Director General of Budget Financing and Risk Management of the Ministry of Finance of the Republic (included on page II-3).

I.	Consent of Allen & Overy (Asia) Pte Ltd (included in Exhibit G).

J.	Consent of the Head of Legal Bureau of the Ministry of Finance of the Republic (included in Exhibit F).

K.	Republic of Indonesia Green Bond and Green Sukuk Framework***

*	Previously filed.
**	To be filed concurrently with the applicable prospectus supplement in a post-effective amendment to this Registration Statement relating to a particular issue of debt securities or warrants.
***	Filed as an exhibit to the Registrant’s registration statement on Schedule B with file no. 333-223441 and incorporated herein by reference.